INNOVATIVE GREEN CHEMISTRY®

     July 25, 2013
Mr. Jeffrey Gordon
Staff Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
Washington D.C. 20549

Re: GlyEco, Inc.
Item 4.01 Form 8-K/A
Filed July 24, 2013
File No. 0-30396

Dear Mr. Gordon:

Included with this cover letter is a copy of the Current Report on Form 8-K/A filed by GlyEco, Inc. with the Commission on July 24, 2013.

In response to the comments in your recent letter:

1.	The enclosed Current Report on Form 8-K/A more clearly discloses that our former accountant was dismissed on July 15, 2013.

2.
The enclosed Current Report on Form 8-K/A confirms that during the two most recent fiscal years and through July 15, 2013, the date of dismissal, there were no other agreements with our former accountant other than the one disagreement disclosed and no reportable events.

3.	The enclosed Current Report on Form 8-K/A includes an updated Exhibit 16 letter from our former accountant stating that they agree with the statements made in the report.

GlyEco, Inc. acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Sincerely,

/s/ Matthew Hamilton
Matthew Hamilton
Staff Counsel
GlyEco, Inc.
4802 E. Ray Rd. Ste. 23-408
Phoenix, AZ 85044

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A

 CURRENT REPORT

Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 24, 2013

GLYECO, INC.
(Exact Name of Registrant as Specified in Its Charter)

Nevada	000-30396	45-4030261
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4802 East Ray Road, Suite 23-408 Phoenix, Arizona		85044
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s telephone number, including area code: (866) 960-1539

N/A
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Explanatory Note

GlyEco, Inc., a Nevada corporation (the “Company”), is filing this Current Report on Form 8-K/A with the Securities and Exchange Commission (the “Commission”) to amend the disclosure provided in the Current Report on Form 8-K filed by the Company with the Commission on July 16, 2013, relating to recent changes in the Company’s certifying accountant.

Item 4.01 Changes in Registrant’s Certifying Accountant.

As previously reported by the Company in the Current Report on Form 8-K referenced above, on July 15, 2013, the Board of Directors of the Company (the “Board”) appointed Semple, Marchal & Cooper, LLP to be the Company’s independent registered public accountant for the fiscal year ending December 31, 2013.  Concurrent with the appointment of Semple, Marchal & Cooper, LLP, on July 15, 2013, the Board dismissed Jorgensen & Co., which served as the Company’s independent registered public accountant for the fiscal years ended December 31, 2012, and December 31, 2011.

Jorgensen & Co. furnished the Company with a letter, dated July 15, 2013, in which they agreed to the disclosures being made in the Current Report on Form 8-K filed by the Company with the Commission on July 16, 2013.  A copy of this letter was filed as Exhibit 16.1 to the aforementioned Current Report on Form 8-K.  The letter incorrectly stated that Jorgensen & Co. was advised on June 25, 2013, that they had been dismissed as the Company’s auditor.  The dismissal was discussed on June 25, 2013, but the Company officially dismissed Jorgensen & Co. on July 15, 2013, and advised them of the dismissal on the same day.

On July 23, 2013, the Company provided Jorgensen & Co. with a copy of the disclosures it is making in response to Item 4.01 on this Current Report on Form 8-K, and requested that Jorgensen & Co. furnish it with a letter addressed to the Commission stating whether it agrees with such disclosures.  A copy of the letter, dated July 23, 2013, which contains the corrected date of dismissal, is filed as Exhibit 16.1 to this Current Report on Form 8-K and is hereby incorporated by reference herein.

The reports provided by Jorgensen & Co. in connection with the Company’s financial statements for the fiscal years ended December 31, 2012, and December 31, 2011, did not contain any adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles, except that they contained an explanatory paragraph in respect to the substantial doubt of the Company’s ability to continue as a going concern.

During the two most recent fiscal years and through July 15, 2013, there was only one disagreement between the Company and Jorgensen & Co.  The disagreement was in connection with the audit of the Company’s financial statements for the fiscal year ended December 31, 2012, and concerned the fair market value of shares issued in non-monetary transactions.  The view of Jorgensen & Co. was that market conditions for the cash sale of securities (at $0.50) weighed heavily in the valuation of the shares, notwithstanding contractual agreements (at $1.00) for the parties to the non-monetary exchanges. The Board did not directly discuss the subject matter of the disagreement with Jorgensen & Co., and the disagreement was ultimately resolved to the satisfaction of Jorgensen & Co. The Company has authorized Jorgensen & Co. to respond fully to any inquiries of Semple, Marchal & Cooper LLP concerning the subject matter of the disagreement.

Notwithstanding the disagreement disclosed above, there were no other disagreements between the Company and Jorgensen & Co. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Jorgensen & Co., would have caused Jorgensen & Co. to make reference to the subject matter of the disagreements in connection with their reports on the Company’s financial statements, and there were no other reportable events as that term is described in Item 304(a)(1)(v) of Regulation S-K.

As previously reported by the Company in the Current Report on Form 8-K filed by the Company with the Commission on July 16, 2013, on July 15, 2013, the Board appointed Semple, Marchal & Cooper, LLP to be the Company’s independent registered public accountant for the fiscal year ending December 31, 2013. During the two most recent completed fiscal years and through July 15, 2013, neither the Company nor anyone on its behalf consulted with Semple, Marchal & Cooper, LLP regarding any of the following: (i) the application of accounting principles to a specific transaction, either completed or proposed; (ii) the type of audit opinion that might be rendered on the Company’s financial statements, and none of the following was provided to the Company (a) a written report, or (b) oral advice that Semple, Marchal & Cooper, LLP concluded was an important factor considered by the Company in reaching a decision as to an accounting, auditing, or financial reporting issue; or (iii) any matter that was subject of a disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K, or a reportable event, as described in Item 304(a)(1)(v) of Regulation S-K.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number:	Description of Exhibit:

16.1	Letter from Jorgensen & Co. dated July 23, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GLYECO, INC.

Dated: July 24, 2013	By:	/s/ John Lorenz
John Lorenz President and Chief Executive Officer, Director (Principal Executive Officer)

Exhibit 16.1

PCAOB registered

JORGENSEN & CO Certified Public Accountants
(425) 450-7024		alan@jorgensencpa.com

July 23, 2013

U.S. Securities & Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Re: GlyEco, Inc. (SEC file No. 000-30396)

We were previously the principal auditor for GlyEco, Inc. (or “the Company”), and we reported on the financial statements of GlyEco, Inc. as of, and for the years, ended December 31, 2012 and 2011, and reviewed the interim financial information as of and for the quarter ended March 31, 2013.

We have not provided any audit or other assurance services to GlyEco, Inc. since the quarter ended March 31, 2013.
The Company’s Chief Financial Officer advised us on July 15, 2013 that we had been dismissed as the Company’s auditor.

We had one disagreement with management in connection with the audit of the Company’s financial statements for the year ended December 31, 2012. This disagreement involved the fair value of shares issued in nonmonetary transactions. Our view was that market conditions for the cash sale of securities (at $0.50) weighed heavily in the valuation of the shares, notwithstanding contractual agreements (at $1.00) for the parties to the nonmonetary exchanges. This disagreement was ultimately resolved to our satisfaction. There were no other disagreements between our firm and GlyEco, Inc. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

We have read the Company's statements included under Item 4.01 of its Form 8-K/A dated July 24, 2013, and agree with the statements contained therein solely as they relate specifically to Jorgensen & Co.

Sincerely,

/s/ Jorgensen & Co.
JORGENSEN & CO.